Exhibit 2

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

PARADISE, INC.,

AS SELLER,

AND

GRAY & COMPANY,

AS BUYER,

AND, FOR THE SOLE PURPOSE OF SECTION 10.12

SENECA FOODS CORPORATION

DATED APRIL 15, 2019

TABLE OF CONTENTS

ASSET PURCHASE AGREEMENT

This Asset Purchase Agreement (this “Agreement”), dated as of April 15, 2019, is entered into between PARADISE, INC., a Florida corporation, (“Seller”), GRAY & COMPANY, an Oregon corporation (“Buyer”) and joining this Agreement for the sole purpose of Section 10.12, SENECA FOODS CORPORATION, a New York corporation (“Parent” and together with Buyer, the “Parent Entities”). Buyer and Seller are each referred to herein individually as a “Party” and, collectively, as the “Parties”.

Recitals

WHEREAS, Seller is engaged in the production, manufacture, sale and distribution of glacé fruit product (the “Business”);

WHEREAS, Seller wishes to sell and assign to Buyer, and Buyer wishes to purchase and assume from Seller, substantially all the assets, and certain specified liabilities, of the Business, subject to the terms and conditions set forth herein;

WHEREAS, a portion of the purchase price payable by Buyer to Seller shall be placed in escrow by Buyer, the release of which shall be contingent upon certain events and conditions, all as set forth in this Agreement and the Escrow Agreement (as defined herein); and

WHEREAS, simultaneously with the execution and delivery of this Agreement and as a condition and inducement to the willingness of Buyer and Parent to enter into this Agreement, certain of the Seller shareholders have entered into a voting agreement with Buyer and Parent pursuant to which, among other things, such Seller shareholders have agreed to vote in favor to adopt a resolution authorizing this Agreement and the transactions contemplated hereby and to take certain other actions in furtherance of the transactions contemplated hereby, in each case, upon the terms and subject to the conditions and limitations set forth in such voting agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
Definitions

The following terms shall have the meanings ascribed to them below when used in this Agreement:

“Acceptable Confidentiality Agreement” means a confidentiality and standstill agreement that contains confidentiality and standstill provisions that are no less favorable to the Seller than those contained in the confidentiality agreement between Seller and Parent.

“Acquisition Proposal” means any offer, or proposal, or any indication of interest in making an offer or proposal, (whether or not in writing) made by any Person (other than Buyer) relating to any direct or indirect disposition, whether by sale, merger or otherwise, of all or a material portion of the Business or the Purchased Assets.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, audit, notice of violation, proceeding, litigation, or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the preamble.

“Allocation Schedule” has the meaning set forth in Section 2.07.

“Ancillary Documents” means the Escrow Agreement, the Bill of Sale, the Assignment and Assumption Agreement, Trademark Assignment, the Co-Pack Agreement and the other agreements, instruments and documents required to be delivered at the Closing.

“Assigned Contracts” has the meaning set forth in Section 2.01(c).

“Assigned Trademarks” means the trademarks listed on the attached Section 1.02 of the Disclosure Schedules.

“Assignment and Assumption Agreement” has the meaning set forth in Section 3.02(a)(iii).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Balance Sheet” has the meaning set forth in Section 4.04.

“Balance Sheet Date” has the meaning set forth in Section 4.04.

“Benefit Plan” means any pension, benefit, retirement, compensation, employment, consulting, profit-sharing, deferred compensation, incentive, bonus, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off (PTO), medical, vision, dental, disability, welfare, Code Section 125 cafeteria, fringe-benefit and other similar agreement, plan, policy, program or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, which is or has been maintained, sponsored, contributed to, or required to be contributed to by Seller for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Business or any spouse or dependent of such individual, or under which Seller or any of its ERISA Affiliates has or may have any Liability, or with respect to which Buyer or any of its Affiliates would reasonably be expected to have any Liability, contingent or otherwise.

“Bill of Sale” has the meaning set forth in Section 3.02(a)(ii).

“Books and Records” has the meaning set forth in Section 2.01(h).

“Business” has the meaning set forth in the recitals.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in New York City are authorized or required by Law to be closed for business.

“Buyer” has the meaning set forth in the preamble.

“Buyer Closing Certificate” has the meaning set forth in Section 7.03(e).

“Buyer Indemnitees” has the meaning set forth in Section 8.02.

“Cap” has the meaning set forth in Section 8.04(a).

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“Closing Inventory” has the meaning set forth in Section 2.06(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Contracts” means all contracts, leases, deeds, mortgages, licenses, instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and legally binding arrangements, whether written or oral.

“Corporate Records” has the meaning set forth in Section 2.02(d).

“Deductible” has the meaning set forth in Section 8.04(a).

“Direct Claim” has the meaning set forth in Section 8.05(c).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller concurrently with the execution and delivery of this Agreement.

“Dollars or $” means the lawful currency of the United States.

“Encumbrance” means any charge, claim, community property interest, pledge, equitable interest, lien (statutory or other), option, security interest, mortgage, easement, encroachment, right of way, right of first refusal, or restriction on use, voting, transfer, receipt of income or exercise of any other material attribute of ownership.

“End Date” has the meaning set forth in Section 9.01(d)(i).

“Environmental Claim” means any Action, Governmental Order, lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, and any Governmental Order or binding agreement with any Governmental Authority: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means all employers (whether or not incorporated) that would be treated together with the Seller or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Escrow Agent” means U.S. Bank National Association.

“Escrow Agreement” means the Escrow Agreement to be entered into by Buyer, Seller and the Escrow Agent at the Closing, substantially in the form of Exhibit A.

“Escrow Amount” means $938,800.

“Escrow Fund” has the meaning set forth in Section 3.02(c)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Contracts” has the meaning set forth in Section 2.02(c).

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Final Inventory Value” has the meaning set forth in Section 2.06(a).

“Financial Statements” has the meaning set forth in Section 4.04.

“GAAP” means United States generally accepted accounting principles.

“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 8.05.

“Indemnifying Party” has the meaning set forth in Section 8.05.

“Intellectual Property” means any and all intellectual property, however arising, pursuant to the Laws of any jurisdiction throughout the world, all registrations, applications for registration, and renewals of such rights, the Assigned Trademarks, and the goodwill that is directly related to and arises in connection with the Business and the Assigned Trademarks connected with the use of and symbolized by any of the foregoing, including any and all: trademarks, service marks and trade names; websites and domain names, social media account names and pages; designs and design registrations; copyrights and works of authorship, whether or not copyrightable; trade secrets, inventions, technology, and other confidential and proprietary information, whether or not patentable; mask works; and patents (including all reissues, divisionals, continuations, continuations-in-part, and extensions thereof).

“Intellectual Property Agreements” means all licenses, sublicenses, and other Contracts, whether written or oral, by or through which other Persons grant the Seller or Seller grants any other Person rights or interests in or to any Intellectual Property that is used or held for use in the conduct of the Business as currently conducted by the Seller.

“Intellectual Property Assets” means all Intellectual Property that is owned by Seller and used or held for use in the conduct of the Business as currently conducted by the Seller, together with all (i) royalties, fees, income, payments, and other proceeds due or payable to Seller on or after the Closing with respect to such Intellectual Property; and (ii) claims and causes of action with respect to such Intellectual Property, whether accruing before, on or after the Closing including all rights to and claims for damages, restitution, and injunctive and other legal or equitable relief for infringement, misappropriation, or other violation thereof.

“Intellectual Property Registrations” means all Intellectual Property Assets that are subject to any issuance, registration, or application by or with any Governmental Authority or authorized private registrar in any jurisdiction.

“Inventory” has the meaning set forth in Section 2.01(a).

“Knowledge of Seller or Seller’s Knowledge” or any other similar knowledge qualification, means the actual or constructive knowledge of each of the individuals listed on Section 1.01 of the Disclosure Schedules, after due inquiry.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, other legally enforceable requirement or rule of law of any Governmental Authority.

“Leased Real Property” means each parcel of real property leased by Seller and used in or necessary for the conduct of the Business as currently conducted by the Seller (together with any and all rights, title and interest of Seller in and to leasehold improvements relating thereto).

“Liabilities” means liabilities, obligations or indebtedness of any nature whatsoever, asserted or unasserted, known or unknown, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means losses, damages, liabilities, deficiencies, Actions, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder; provided, however, that “Losses” shall not include punitive or exemplary damages, except to the extent actually awarded to a Governmental Authority or other third party.

“Material Adverse Effect” means any event, occurrence, or change that is, or would reasonably be expected to become, individually or in the aggregate, a material adverse effect on (a) the business, results of operations, financial condition or assets of the Business, (b) the value of the Purchased Assets, or (c) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that, for the purposes of clause (a), a “Material Adverse Effect” shall not be deemed to include events, occurrences, or changes arising out of, relating to or resulting from: (i) changes generally affecting the economy, financial, or securities markets; (ii) the announcement or pendency of the transactions contemplated by this Agreement; (iii) any outbreak or escalation of war or any act of terrorism; (iv) general conditions in the industry in which the Business operates; and (v) failure by the Business to meet internal projections or forecasts, or published revenue or earnings predictions (but not, in each case, the underlying cause, unless the underlying cause was excepted by this definition); provided further, however, that any event, change, and effect referred to in clauses (i), (iii), or (iv) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, change, or effect has a disproportionate effect on the Business compared to other participants in the industry in which the Business operates.

“Owned Real Property” means each parcel of real property owned by Seller and used in or necessary for the conduct of the Business as currently conducted (together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto).

“Parent” has the meaning set forth in the preamble.

“Parent Entities” has the meaning set forth in the preamble.

“Party” and “Parties” have the meanings set forth in the Preamble.

“Permits” means all permits, licenses, franchises, approvals, authorizations, registrations, certificates, and variances obtained, or required to be obtained, from Governmental Authorities.

“Permitted Encumbrances” has the meaning set forth in Section 4.08.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Adjustment” has the meaning set forth in Section 2.06(b).

“Post-Closing Tax Period” means any taxable period beginning on or after the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning on the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending before the Closing Date and, with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period ending immediately prior to the Closing Date.

“Purchase Price” has the meaning set forth in Section 2.05.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Requisite Shareholder Vote” means the approval of this Agreement and the transactions contemplated hereby by affirmative vote or written consent of a majority of the outstanding shares of Seller Common Stock.

“Restricted Business” means the Business.

“Restricted Period” has the meaning set forth in Section 6.07(a).

“Restricted Persons” means each of the individuals listed on Section 1.01 of the Disclosure Schedules.

“SEC” means the U.S. Securities and Exchange Commission.

“Seller” has the meaning set forth in the preamble.

“Seller Acquisition Agreement” has the meaning set forth in Section 6.03(a).

“Seller Adverse Recommendation Change” shall mean the Seller Board: (a) failing to make, withdraw, amend, modify, or materially qualify, in a manner materially adverse to Parent, the Seller Board Recommendation; (b) failing to include the Seller Board Recommendation in the Seller Proxy Statement that is mailed to the Seller’s shareholders; (c) recommending an Acquisition Proposal; (d) failing to recommend against acceptance of any tender offer or exchange offer for the shares of Seller Common Stock within ten Business Days after the commencement of such offer; (e) failing to reaffirm (publicly, if so requested by Parent) the Seller Board Recommendation within ten Business Days after the date any Acquisition Proposal (or material modification thereto) is first publicly disclosed by Seller or the Person making such Acquisition Proposal; or (f) resolving or agreeing to take any of the foregoing actions.

“Seller Board” means the Board of Directors of Seller or any committee thereof.

“Seller Board Recommendation” has the meaning set forth in Section 4.03(c).

“Seller Closing Certificate” has the meaning set forth in Section 7.02(g).

“Seller Common Stock” means each share of common stock, par value $0.30 per share, of Seller.

“Seller Financial Advisor” has the meaning set forth in Section 4.14.

“Seller Indemnitees” has the meaning set forth in Section 8.03.

“Seller Proxy Statement” means a proxy statement or information statement, and related documents and instruments, of Seller to be filed with the SEC in connection with the transactions contemplated hereby, and any amendments thereto or supplements thereto, in order to seek the Requisite Shareholder Vote.

“Seller SEC Documents” means all reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) filed by Seller with the SEC from January 1, 2019 to the date hereof.

“Seller Shareholders Meeting” means the special meeting of the shareholders of Seller to be held to consider the adoption of this Agreement.

“Standard IP License” means licenses granted to or by the Seller for (i) commercially available off-the-shelf software, hosted software, products or applications that are licensed for a license fee of less than $25,000 during any 12-month period, (ii) non-specific Intellectual Property provided under background licenses in employee, contractors, development, or consulting agreements, and (iii) nondisclosure agreements entered into in the ordinary course of business.

“Subsidiary” of a Person means a corporation, partnership, limited liability company, or other business entity of which a majority of the shares of voting securities is at the time beneficially owned, or the management of which is otherwise controlled, directly or indirectly, through one or more intermediaries, or both, by such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Seller Board determines in good faith (after consultation with outside legal counsel and the Seller Financial Advisor) is more favorable from a financial point of view to the holders of Seller Common Stock than the transactions contemplated by this Agreement, taking into account: (a) all financial considerations; (b) the identity of the third party making such Acquisition Proposal; (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Acquisition Proposal; (d) the other terms and conditions of such Acquisition Proposal and the implications thereof on Seller, including relevant legal, regulatory, and other aspects of such Acquisition Proposal deemed relevant by the Seller Board; and (e) any revisions to the terms of this Agreement proposed by Parent during the Superior Proposal Notice Period set forth in Section 6.03(d).

“Superior Proposal Notice Period” has the meaning set forth in Section 6.03(d).

“Target Inventory Value” means $8,800,000.

“Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, documentary, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes or other governmental fees, assessments or charges in the nature of a tax of any kind whatsoever, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes filed or required to be filed with any taxing authority, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Fee” means $400,000.

“Territory” means the United States.

“Third Party Claim” has the meaning set forth in Section 8.05(a).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

ARTICLE II
Purchase and Sale

Section 2.01     Purchase and Sale of Assets. Subject to the terms and conditions set forth herein, at the Closing, Seller shall sell, assign, transfer, convey and deliver to Buyer, and Buyer shall purchase from Seller, free and clear of any Encumbrances other than Permitted Encumbrances, all of Seller’s right, title and interest in, to and under all of the following assets, properties and rights, wherever located and whether now existing or hereafter acquired (other than the Excluded Assets), that are used or held for use in connection with, the Business (collectively, the “Purchased Assets”):

(a)     all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories (“Inventory”);

(b)     all furniture, fixtures, equipment, machinery, tools, vehicles, supplies and other tangible personal property of the Business set forth on Section 2.01(b) of the Disclosure Schedules;

(c)     all Contracts, including Intellectual Property Agreements, set forth on Section 2.01(c) of the Disclosure Schedules (the “Assigned Contracts”);

(d)     all Intellectual Property Assets;

(e)     all rights to any Actions exclusively related to the Purchased Assets or the Assumed Liabilities, whether arising by way of counterclaim or otherwise;

(f)     all of Seller’s rights under warranties, indemnities and all similar rights against third parties to the extent related to any Purchased Assets;

(g)     all insurance benefits to the extent covering the Purchased Assets or the Assumed Liabilities; and

(h)     originals, or where not available or except to the extent in Seller’s reasonable belief needed to be retained by Seller because they relate to Excluded Assets or Excluded Liabilities, copies, of all books and records, including, but not limited to, books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, production data, quality control records and procedures, customer complaints and inquiry files, sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), internal financial statements, marketing and promotional surveys, and material documents relating to the Intellectual Property Assets and the Intellectual Property Agreements (“Books and Records”).

If, following the date hereof and prior to the Closing, the Parties identify any Contract to which Seller is a party which is not set forth on Section 2.01(c) of the Disclosure Schedules as of the date hereof and is reasonably necessary or useful to the operation of the Business, the parties will update Section 2.01(c) of the Disclosure Schedules reflecting the addition of such Contract, and such Contract shall thereafter constitute and be deemed an “Assigned Contract” for all purposes hereunder.

Similarly, to the extent any Inventory is received by Seller prior to the Closing with respect to any Contract set forth on Section 2.01(c) of the Disclosure Schedules as of the date of this Agreement, and such Inventory is included as a Purchased Asset under Section 2.01(a) and its value included in the Purchase Price calculations under Section 2.05 and 2.06, then the obligation to pay a third party for such Inventory under such Contract will not be considered an Assumed Liability so as to avoid Buyer from having to pay twice for the same Inventory items.

Section 2.02     Excluded Assets. Notwithstanding any contrary provision in this Agreement, Seller will retain and not transfer, Buyer will not purchase or acquire, and the Purchased Assets will not include, the following assets, whether or not related to, used, useful or held for use in connection with the Business (collectively, the “Excluded Assets”):

(a)     all cash and cash equivalents;

(b)     the accounts receivable of the Business;

(c)     Contracts, including Intellectual Property Agreements, that are not Assigned Contracts (the “Excluded Contracts”);

(d)     the corporate seal, minute books, charter documents, corporate stock record books and other records that pertain to the organization, existence or capitalization of Seller and duplicate copies of those records included in the Purchased Assets that are necessary to enable Seller to file its tax returns and reports as well as any of the records or materials relating to Seller generally and not involving or relating to the Purchased Assets (“Corporate Records”);

(e)     all Tax assets (including duty and Tax refunds and prepayments) of Seller or any of its Affiliates;

(f)     all prepaid expenses, credits, advance payments, claims, security, refunds, rights of recovery, rights of set-off, rights of recoupment, deposits, charges, sums and fees (including any such item relating to the payment of Taxes);

(g)     All Owned Real Property and Leased Real Property; provided, however, that any fixture explicitly set forth on Section 2.01(b) of the Disclosure Schedules shall be a Purchased Asset;

(h)     goodwill of Seller (other than goodwill that is directly related to and arises in connection with the Business and the Assigned Trademarks), and the going concern value of the Business;

(i)     all assets, properties and rights produced, held or used by Seller in its businesses other than the Business, including Seller’s plastics business segment; and

(j)     the rights which accrue or will accrue to Seller under this Agreement and the Ancillary Documents.

Section 2.03     Assumed Liabilities. Subject to the terms and conditions set forth herein, Buyer shall assume and agree to pay, perform and discharge only the following Liabilities of Seller (collectively, the “Assumed Liabilities”), and no other Liabilities:

(a)     all Liabilities in respect of the Assigned Contracts but only to the extent that such Liabilities thereunder are required to be performed on or after the Closing Date and do not relate to any failure to perform, improper performance, warranty or other breach, default or violation by Seller prior to the Closing.

Section 2.04     Excluded Liabilities. Notwithstanding the provisions of Section 2.03 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Liabilities of Seller or any of its Affiliates of any kind or nature whatsoever other than the Assumed Liabilities (the “Excluded Liabilities”). Seller shall, and shall cause each of its Affiliates to, pay and satisfy in due course all Excluded Liabilities which they are obligated to pay and satisfy. Without limiting the generality of the foregoing, the Excluded Liabilities shall include, but not be limited to, the following:

(a)     any Liabilities of Seller arising or incurred in connection with the negotiation, preparation, investigation and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including, without limitation, fees and expenses of counsel, accountants, consultants, advisers and others;

(b)     any Liability for (i) Taxes of Seller (or any shareholder or Affiliate of Seller) or relating to the Business, the Purchased Assets or the Assumed Liabilities for any Pre-Closing Tax Period; (ii) Taxes that arise out of the consummation of the transactions contemplated hereby or that are the responsibility of Seller pursuant to Section 6.13; or (iii) other Taxes of Seller (or any shareholder or Affiliate of Seller) of any kind or description (including any Liability for Taxes of Seller (or any shareholder or Affiliate of Seller) that becomes a Liability of Buyer under any common law doctrine of de facto merger or transferee or successor liability or otherwise by operation of contract or Law);

(c)     any Liabilities relating to or arising out of the Excluded Assets;

(d)     any Liabilities in respect of any pending or threatened Action arising out of, relating to or otherwise in respect of the operation of the Business or the Purchased Assets to the extent such Action relates to such operation prior to the Closing Date;

(e)     any product Liability or similar claim for injury to a Person or property which arises out of or is based upon any express or implied representation, warranty, agreement or guaranty made by Seller, or by reason of the improper performance or malfunctioning of a product, improper design or manufacture, failure to adequately package, label or warn of hazards or other related product defects of any products at any time manufactured or sold or any service performed by Seller;

(f)     any recall, design defect or similar claims of any products manufactured or sold or any service performed by Seller;

(g)     any Liabilities of Seller arising under or in connection with any Benefit Plan providing benefits to any present or former employee of Seller;

(h)     any Liabilities of Seller for any present or former employees, officers, directors, retirees, independent contractors or consultants of Seller, including, without limitation, any Liabilities associated with any claims for wages or other benefits, bonuses, accrued vacation, workers’ compensation, severance, retention, termination or other payments;

(i)     any Environmental Claims, or Liabilities under Environmental Laws;

(j)     any trade accounts payable of Seller (i) which constitute intercompany payables owing to Affiliates of Seller; (ii) which constitute debt, loans or credit facilities to financial institutions; or (iii) which did not arise in the ordinary course of business;

(k)     any Liabilities of the Business relating or arising from unfulfilled commitments, quotations, purchase orders, customer orders or work orders that (i) do not constitute part of the Purchased Assets issued by the Business’ customers to Seller before the Closing; (ii) did not arise in the ordinary course of business; or (iii) are not validly and effectively assigned to Buyer pursuant to this Agreement;

(l)     any Liabilities to indemnify, reimburse or advance amounts to any present or former officer, director, employee or agent of Seller (including with respect to any breach of fiduciary obligations by same), except for indemnification of same pursuant to Section 8.03 as Seller Indemnitees;

(m)     any Liabilities under the Excluded Contracts or any other Contracts, including Intellectual Property Agreements, (i) which are not validly and effectively assigned to Buyer pursuant to this Agreement; (ii) which do not conform to the representations and warranties with respect thereto contained in this Agreement; or (iii) to the extent such Liabilities arise out of or relate to a breach by Seller of such Contracts prior to Closing;

(n)     any Liabilities associated with debt, loans or credit facilities of Seller and/or the Business owing to financial institutions;

(o)     any Liability under the WARN Act; and

(p)     any Liabilities arising out of, in respect of or in connection with the failure by Seller or any of its Affiliates to comply with any Law or Governmental Order.

Section 2.05     Purchase Price. The aggregate purchase price for the Purchased Assets shall be $9,388,000, subject to adjustment pursuant to Section 2.06 hereof (the “Purchase Price”), plus the assumption of the Assumed Liabilities. The Purchase Price shall be paid as provided in Section 3.02.

Section 2.06     Purchase Price Adjustment.

(a)     A physical inventory of the Inventory shall be conducted by representatives of Seller and Buyer on or immediately prior to the Closing Date (the “Closing Inventory”). Within three Business Days after the Closing Date, the Parties shall, on the basis of the Closing Inventory, agree on a final calculation of the amount of the Inventory and the amount payable hereunder for the Inventory (the “Final Inventory Value”). The Final Inventory Value shall be: (i) reduced to writing and signed off on by representatives of Buyer and Seller; and (ii) final and binding upon the parties; provided, however, that nothing in this Section 2.06 shall impact Seller’s indemnity obligations under ARTICLE VIII with respect to the Inventory.

(b)     The “Post-Closing Adjustment” shall be an amount equal to the Final Inventory Value minus the Target Inventory Value. If the Post-Closing Adjustment is a positive number, Buyer shall pay to Seller an amount equal to the Post-Closing Adjustment. If the Post-Closing Adjustment is a negative number, Seller shall pay to Buyer an amount equal to the Post-Closing Adjustment.

(c)     Any payment of the Post-Closing Adjustment shall (A) be due within five Business Days of determination of the Final Inventory Value; and (B) be paid by wire transfer of immediately available funds to such account as is directed by Buyer or Seller, as the case may be.

(d)     The parties acknowledge Seller has ordered a shrink sleeve machine and related products and services (collectively, the “Ordered Equipment”), which has not been placed into service as of the date of this Agreement. If the Ordered Equipment is placed into service prior to the Closing, then the Ordered Equipment will be added to Section 2.01(b) of the Disclosure Schedules and the cost of the Ordered Equipment will increase, on a dollar for dollar basis, the Purchase Price to be paid by Buyer at Closing. If the Ordered Equipment is not placed into service prior to Closing, the purchase order for the Ordered Equipment will be included as an Assigned Contract on Section 2.01(c) of the Disclosure Schedules (and the corresponding liabilities would be Assumed Liabilities under Section 2.03) and any and all deposits paid by Seller for the Ordered Equipment will increase, on a dollar for dollar basis, the Purchase Price to be paid by Buyer at Closing.

(e)     Any payments made pursuant to Section 2.06 shall be treated as an adjustment to the Purchase Price by the Parties for Tax purposes, unless otherwise required by Law.

Section 2.07     Allocation of Purchase Price. The Purchase Price shall be allocated among the Purchased Assets, in a manner consistent with the requirements set forth in Section 1060 of the Code and the Treasury regulations promulgated thereunder, as mutually agreed by the Parties in writing within sixty (60) days after the Closing (the “Allocation Schedule”). Notwithstanding the foregoing, cooperation shall be given by the Parties to determine tentative allocations for purposes of any Transfer Taxes and relevant Tax Returns due prior to the sixty (60) days identified in the foregoing sentence. Buyer and Seller will each report, on IRS Form 8594 (Asset Acquisition Statement) and any other corresponding state or local form, the federal, state and local income and other tax consequences of the purchase and sale contemplated hereby in a manner consistent with such Allocation Schedule and neither Buyer nor Seller shall take any position inconsistent with such Allocation Schedule in any federal or state tax return, in any proceeding before any taxing authority or otherwise. In the event that such Allocation Schedule is disputed by any taxing authority, the Party receiving notice of the dispute shall promptly notify the other Party hereto, and Seller and Buyer agree to use their commercially reasonable efforts to defend such Allocation Schedule in any audit or similar proceeding. Any adjustments to the Purchase Price pursuant to Section 2.06 herein shall be allocated in a manner consistent with the Allocation Schedule. Notwithstanding anything to the contrary, if the Parties are unable to reach an agreement on the content of the Allocation Schedule after good faith negotiations, then the Parties may each use its own allocation of the Purchase Price among the Purchased Assets.

Section 2.08     Third Party Consents. To the extent that Seller’s rights under any Contract constituting a Purchased Asset, or any other Purchased Asset, may not be assigned to Buyer without the consent of another Person which has not been obtained, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful, and Seller, at its expense, shall use its reasonable best efforts to obtain any such required consent(s) as promptly as possible. If any such consent shall not be obtained or if any attempted assignment would be ineffective or would impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller, to the maximum extent permitted by law and the Purchased Asset, shall act after the Closing as Buyer’s agent in order to obtain for it the benefits thereunder and shall cooperate, to the maximum extent permitted by Law and the Purchased Asset and at Buyer’s expense, with Buyer in any other reasonable arrangement designed to provide such benefits to Buyer. Notwithstanding any provision in this Section 2.08 to the contrary, Buyer shall not be deemed to have waived its rights under Section 7.02(c) hereof unless and until Buyer either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

ARTICLE III
Closing

Section 3.01     Closing. Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Bond, Schoeneck & King, PLLC, 200 Delaware Avenue, Suite 900, Buffalo, NY 14202, at 9:00 a.m., Eastern time, on the third Business Day after all of the conditions to Closing set forth in ARTICLE VII are either satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), or at such other time, date or place as Seller and Buyer may mutually agree upon in writing. The date on which the Closing is to occur is herein referred to as the “Closing Date”. The consummation of the transactions contemplated by this Agreement shall be deemed to occur at 12:01 a.m. on the Closing Date.

Section 3.02     Closing Deliverables.

(a)     At the Closing, Seller shall deliver to Buyer the following:

(i)     the Escrow Agreement duly executed by Seller;

(ii)     a bill of sale in the form of Exhibit B hereto (the “Bill of Sale”) and duly executed by Seller, transferring the tangible personal property included in the Purchased Assets to Buyer;

(iii)     an assignment and assumption agreement in the form of Exhibit C hereto (the “Assignment and Assumption Agreement”) and duly executed by Seller, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(iv)     an assignment in the form of Exhibit D hereto (the “Trademark Assignment”) and duly executed by Seller, transferring all of Seller’s right, title and interest in and to the Assigned Trademarks to Buyer;

(v)     the Co-Pack Agreement in the form of Exhibit E hereto (the “Co-Pack Agreement”) and duly executed by Seller;

(vi)     a consulting agreement in the form of Exhibit F (the “Consulting Agreements”) and duly executed by each of Randy S. Gordon, Mark H. Gordon and Tracy W. Schulis;

(vii)     the Seller Closing Certificate;

(viii)     evidence reasonably satisfactory to Buyer of the Seller’s receipt of the Requisite Shareholder Vote; and

(ix)     such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement.

(b)     At the Closing, Buyer shall deliver to Seller the following:

(i)     the Purchase Price less the Escrow Amount by wire transfer of immediately available funds to an account designated in writing by Seller to Buyer;

(ii)     the Escrow Agreement duly executed by Buyer;

(iii)     the Assignment and Assumption Agreement duly executed by Buyer;

(iv)     the Co-Pack Agreement duly executed by Buyer;

(v)     the Consulting Agreements duly executed by Buyer;

(vi)     the Buyer Closing Certificate;

(vii)     a resale certificate valid for Florida sales Tax purposes for the Inventory; and

(viii)     the Trademark Assignment duly executed by Buyer.

(c)     At the Closing, Buyer shall deliver to the Escrow Agent:

(i)     the Escrow Amount (such amount, including any interest or other amounts earned thereon and less any disbursements therefrom in accordance with the Escrow Agreement, the “Escrow Fund”) by wire transfer of immediately available funds to accounts designated by the Escrow Agent; and

(ii)     the Escrow Agreement.

ARTICLE IV
Representations and warranties of seller

Except as set forth in the correspondingly numbered Section of the Disclosure Schedules, Seller represents and warrants to the Parent Entities that the statements contained in this ARTICLE IV are true and correct as of the date hereof.

Section 4.01     Organization and Qualification of Seller.

(a)     Seller is a corporation duly organized, validly existing and in good standing under the Laws of the state of Florida and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted by Seller.

(b)     Section 4.01 of the Disclosure Schedules sets forth each jurisdiction in which Seller is licensed or qualified to do business, and Seller is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the Business as currently conducted makes such licensing or qualification necessary.

Section 4.02     Authority of Seller. Seller has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Seller is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. Subject to the Requisite Shareholder Vote with regard to the transactions contemplated hereby, the execution and delivery by Seller of this Agreement and any Ancillary Document to which Seller is a party, the performance by Seller of its obligations hereunder and thereunder and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles) and, notwithstanding anything to the contrary contained herein, subject, with regards to the consummation of the transactions contemplated hereby, to the receipt of the Requisite Shareholder Vote. When each Ancillary Document to which Seller is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles.

Section 4.03     No Conflicts; Governmental Consents; Board Approval.

(a)     Subject to the filing of the Seller Proxy Statement with the SEC in accordance with the Exchange Act, and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby and the requisite approval by Seller’s shareholders of this Agreement and the transactions contemplated hereby, the execution, delivery and performance by Seller of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Seller; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, the Business or the Purchased Assets; (c) except as set forth in Section 4.03 of the Disclosure Schedules, require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller is a party or by which Seller or the Business is bound or to which any of the Purchased Assets are subject (including any Assigned Contract); or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on the Purchased Assets.

(b)     No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or any of the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

(c)     The Seller Board, by resolutions duly adopted by a unanimous vote at a meeting of all directors of Seller duly called and held and, not subsequently rescinded or modified in any way, has: (i) determined that this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth herein, are fair to, and in the best interests of, Seller and the Seller’s shareholders; (ii) approved and declared advisable this Agreement, including the execution, delivery, and performance thereof, and the consummation of the transactions contemplated by this Agreement, upon the terms and subject to the conditions set forth herein; (iii) directed that this Agreement be submitted to a vote of the Seller’s shareholders for adoption at the Seller Shareholders Meeting; and (iv) resolved to recommend that the Seller shareholders vote in favor of adoption of this Agreement in accordance with the Florida Business Corporation Act (collectively, the “Seller Board Recommendation”).

Section 4.04     Financial Statements. Complete copies of the audited financial statements consisting of the balance sheet of Seller as at December 31 in each of the years 2018 and 2017 and the related statements of income and retained earnings, shareholders’ equity and cash flow for the years then ended (the “Financial Statements”) have been delivered to Buyer. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the period involved. The Financial Statements are based on the books and records of Seller, and fairly present in all material respects the financial condition of Seller as of the respective dates they were prepared and the results of the operations of Seller for the periods indicated. The balance sheet of Seller as of December 31, 2018 is referred to herein as the “Balance Sheet” and the date thereof as the “Balance Sheet Date.”

Section 4.05     Undisclosed Liabilities. Except as disclosed in the Seller SEC Documents, Seller has no Liabilities with respect to the Business except (a) those which are reflected or reserved against in the Balance Sheet as of the Balance Sheet Date (including notes thereto), (b) those which have been incurred in the ordinary course of business consistent with past practice since the Balance Sheet Date, (c) those which are incurred in connection with the transactions contemplated by this Agreement or any agreement to be delivered at Closing, and (d) those which would not reasonably be expected to have, individually or in the aggregate, a material effect on the Business.

Section 4.06     Absence of Certain Changes, Events and Conditions. Except as disclosed in the Seller SEC Documents, since the Balance Sheet Date, and other than in the ordinary course of business consistent with past practice, there has not been any:

(a)     event, occurrence or development that has had, or could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b)     material change in any method of accounting or accounting practice for the Business, except as required by GAAP or as disclosed in the notes to the Financial Statements;

(c)     incurrence, assumption or guarantee of any indebtedness for borrowed money in connection with the Business except unsecured current obligations and Liabilities incurred in the ordinary course of business consistent with past practice;

(d)     transfer, assignment, sale or other disposition of any of the Purchased Assets shown or reflected in the Balance Sheet, except for the sale of Inventory in the ordinary course of business;

(e)     cancellation of any debts or claims or amendment, termination or waiver of any rights constituting Purchased Assets;

(f)     transfer or assignment of or grant of any license or sublicense under or with respect to any Intellectual Property Assets or Intellectual Property Agreements (except non-exclusive licenses or sublicenses granted in the ordinary course of business consistent with past practice;

(g)     abandonment or lapse of or failure to maintain in full force and effect any Intellectual Property Registration, or failure to take or maintain reasonable measures to protect the confidentiality of any trade secrets included in the Intellectual Property Assets;

(h)     material damage, destruction or loss, or any material interruption in use, of any Purchased Assets, whether or not covered by insurance;

(i)     acceleration, termination, material modification to or cancellation of any Assigned Contract;

(j)     material capital expenditures which would constitute an Assumed Liability;

(k)     imposition of any Encumbrance upon any of the Purchased Assets;

(l)     other than the plan of liquidation and dissolution adopted by Seller’s Board of Directors prior to the date hereof and subject to the vote of Seller’s shareholders, adoption of any plan of merger, consolidation, reorganization, liquidation or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against it under any similar Law;

(m)     purchase, lease or other acquisition of the right to own, use or lease any property or assets in connection with the Business for an amount in excess of $100,000 in the aggregate (in the case of a lease, for the entire term of the lease, not including any option term), except for purchases of equipment (including the Ordered Equipment), Inventory or supplies in the ordinary course of business consistent with past practice; or

(n)     any Contract to do any of the foregoing, or any action or omission that would result in any of the foregoing.

Section 4.07     Assigned Contracts. Each Assigned Contract is valid and binding on Seller in accordance with its terms and is in full force and effect. Neither Seller nor, to Seller’s Knowledge, any other party thereto is in breach of or default under (or is alleged to be in breach of or default under) in any material respect, or has provided or received any notice of any intention to terminate, any Assigned Contract. To the Seller’s Knowledge, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Assigned Contract or result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder. Complete and correct copies of each Assigned Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to Buyer. There are no material disputes pending or, to Seller’s Knowledge, threatened under any Assigned Contract.

Section 4.08     Title to Purchased Assets. Seller has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets. All such Purchased Assets (including leasehold interests) are free and clear of Encumbrances except for the following (collectively referred to as “Permitted Encumbrances”):

(a)     those items set forth in Section 4.08 of the Disclosure Schedules;

(b)     liens for Taxes not yet due and payable;

(c)     mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and which are not, individually or in the aggregate, material to the Business or the Purchased Assets; or

(d)     liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice which are not, individually or in the aggregate, material to the Business or the Purchased Assets.

Section 4.09     Condition of Assets. The machinery, equipment, vehicles and other items of tangible personal property included in the Purchased Assets are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put by the Seller, and none of such machinery, equipment, vehicles and other items of tangible personal property is in need of maintenance or repairs except for ordinary, routine maintenance and repairs.

Section 4.10     Intellectual Property.

(a)     Section 4.10(a) of the Disclosure Schedules contains a correct, current and complete list of: (i) all Intellectual Property Registrations, specifying as to each, as applicable: the title, mark, or design; the jurisdiction by or in which it has been issued, registered or filed; the patent, registration or application serial number; the issue, registration or filing date; and the current status; and (ii) all material unregistered Trademarks included in the Intellectual Property Assets. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, and all Intellectual Property Registrations are otherwise in good standing. Seller has provided Buyer with true and complete copies of the material documents related to all Intellectual Property Registrations.

(b)     Section 4.10(b) of the Disclosure Schedules contains a correct, current and complete list of all Intellectual Property Agreements (excluding Standard IP Licenses). Seller has provided Buyer with true and complete copies (or in the case of any oral agreements, a complete and correct written description) of all such Intellectual Property Agreements, including all modifications, amendments and supplements thereto. Each such Intellectual Property Agreement is valid and binding on Seller in accordance with its terms and is in full force and effect (subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles). Neither Seller, nor to Seller’s Knowledge, any other party thereto is, in breach of or default under, or has provided or received any notice of breach of, default under, or intention to terminate (including by non-renewal), any such Intellectual Property Agreement.

(c)     Seller is the sole and exclusive legal and beneficial, and with respect to the Intellectual Property Registrations, record, owner of all right, title and interest in and to the Intellectual Property Assets, free and clear of Encumbrances other than Permitted Encumbrances.

(d)     Neither the execution, delivery or performance of this Agreement, nor the consummation of the transactions contemplated hereunder, will result in the loss or impairment of, or payment of any additional amounts with respect to (other than periodic fees and costs required to maintain registration, and fees and costs upon filing or recording any Trademark Assignment), nor require the consent of any other Person in respect of, the Buyer’s right to own or use any Intellectual Property Assets or any Intellectual Property subject to any Intellectual Property Agreement.

(e)     To Seller’s Knowledge, all of the Intellectual Property Registrations are valid and enforceable, and all Intellectual Property Registrations are subsisting and in full force and effect. Seller has taken all commercially reasonable steps to maintain and enforce the Intellectual Property Assets and to preserve the confidentiality of any and all material trade secrets included in the Intellectual Property Assets.

(f)     To Seller’s Knowledge, the conduct of the Business as currently and formerly conducted, including the use of the Intellectual Property Assets and the Intellectual Property licensed under the Intellectual Property Agreements in connection therewith, and the products and processes of the Business as conducted by Seller have not infringed, misappropriated, or otherwise violated the Intellectual Property rights of any Person. To Seller’s Knowledge, no Person has infringed, misappropriated, or otherwise violated any Intellectual Property Assets.

(g)     There are no Actions (including any opposition, cancellation, revocation, review, or other proceeding) settled, pending or, to Seller’s Knowledge, threatened (including in the form of offers to obtain a license): (i) alleging any infringement, misappropriation, or other violation of the Intellectual Property of any Person by Seller in the conduct of the Business; (ii) challenging the validity, enforceability, registrability, patentability, or ownership of any Intellectual Property Assets; or (iii) by Seller or any other Person alleging any infringement, misappropriation, or violation by any Person of any Intellectual Property Assets. To Seller’s Knowledge, Seller is not subject to any outstanding or prospective Governmental Order that does or could reasonably be expected to restrict or impair the use of any Intellectual Property Assets.

Section 4.11     Inventory. All Inventory consists of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. All Inventory is owned by Seller free and clear of all Encumbrances, and no Inventory is held on a consignment basis. The quantities of each item of Inventory (whether raw materials, work-in-process or finished goods) are not excessive, but are reasonable in the present circumstances of Seller.

Section 4.12     Legal Proceedings; Governmental Orders.

(a)     There are no Actions pending or, to Seller’s Knowledge, threatened against or by Seller (a) relating to the Business, the Purchased Assets or the Assumed Liabilities; or (b) that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

(b)     There are no outstanding Governmental Orders and no unsatisfied judgments, penalties or awards against, relating to or affecting the Business.

Section 4.13     Taxes.

(a)     All Tax Returns with respect to the Business required to be filed by Seller for any Pre-Closing Tax Period have been, or will be, timely filed. Such Tax Returns are, or will be, true, complete and correct in all material respects. All Taxes due and owing by Seller (whether or not shown on any Tax Return) have been, or will be, timely paid.

(b)     There are no Encumbrances for Taxes upon any of the Purchased Assets nor, to Seller’s Knowledge, is any taxing authority in the process of imposing any Encumbrances for Taxes on any of the Purchased Assets (other than for current Taxes not yet due and payable).

Section 4.14     Brokers. Except for Hyde Park Capital (the “Seller Financial Advisor”), no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Seller.

Section 4.15     Subsidiaries and Affiliates. Seller has no Subsidiaries and no assets or Intellectual Property that would otherwise fall within the definitions of the Purchased Assets are owned, in whole or in part, by any Affiliate.

Section 4.16     No Other Representations and Warranties. Except for the representations and warranties contained in this Article IV (including the related portions of the Disclosure Schedules), none of, the Seller, its Affiliates or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Seller, including any representation or warranty as to the accuracy or completeness of any information regarding the Business, the Seller, its operations, assets or liabilities furnished or made available to the Buyer and its respective Representatives (including any information, documents or material made available to the Buyer in management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Business, or any representation or warranty arising from statute or otherwise in law.

ARTICLE V
Representations and warranties of buyer

Buyer represents and warrants to Seller that the statements contained in this ARTICLE V are true and correct as of the date hereof.

Section 5.01     Organization of Buyer. Buyer is a corporation duly organized, validly existing and in good standing under the Laws of the state of Oregon.

Section 5.02     Authority of Buyer. Buyer has full corporate power and authority to enter into this Agreement and the Ancillary Documents to which Buyer is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Buyer of this Agreement and any Ancillary Document to which Buyer is a party, the performance by Buyer of its obligations hereunder and thereunder and the consummation by Buyer of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid and binding obligation of Buyer enforceable against Buyer in accordance with its terms. When each Ancillary Document to which Buyer is or will be a party has been duly executed and delivered by Buyer (assuming due authorization, execution and delivery by each other party thereto), such Ancillary Document will constitute a legal and binding obligation of Buyer enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and remedies and to general equitable principles.

Section 5.03     No Conflicts; Consents. The execution, delivery and performance by Buyer of this Agreement and the Ancillary Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation, by-laws or other organizational documents of Buyer; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer; or (c) require the consent, notice or other action by any Person under any Contract to which Buyer is a party. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

Section 5.04     Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any Ancillary Document based upon arrangements made by or on behalf of Buyer.

Section 5.05     Legal Proceedings. There are no Actions pending or, to Buyer’s knowledge, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 5.06     Financial Capability. The Buyer has or will have, prior to the Effective Time, sufficient funds to pay the aggregate Purchase Price contemplated by this Agreement and to perform the other obligations of the Buyer contemplated by this Agreement.

Section 5.07     Non-Reliance. The Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, financial condition, or assets of the Business. The Buyer acknowledges and agrees that: (a) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, the Buyer has relied solely upon its own investigation and the express representations and warranties of the Seller set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules); and (b) none of the Seller or any other Person has made any representation or warranty as to the Business, the Seller, its operations, assets or liabilities except as expressly set forth in Article IV of this Agreement (including the related portions of the Disclosure Schedules).

ARTICLE VI
Covenants

Section 6.01     Conduct of Business Prior to the Closing. From the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall (x) conduct the Business in the ordinary course of business consistent with past practice; and (y) use reasonable best efforts to maintain and preserve intact its current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of its employees, customers, lenders, suppliers, regulators and others having relationships with the Business. Except as set forth on Section 6.01 of the Disclosure Schedules, without limiting the foregoing, from the date hereof until the Closing Date, Seller shall:

(a)     preserve and maintain all Permits required for the conduct of the Business as currently conducted or the ownership and use of the Purchased Assets;

(b)     pay the debts, Taxes and other obligations of the Business when due;

(c)     maintain the properties and assets included in the Purchased Assets in the same condition as they were on the date of this Agreement, subject to reasonable wear and tear;

(d)     continue in full force and effect without modification all fire, liability, product liability, umbrella liability, real and personal property, workers’ compensation, vehicular, fiduciary liability and other casualty and property insurance maintained by Seller or its Affiliates and relating to the Business, the Purchased Assets or the Assumed Liabilities Insurance Policies, except as required by applicable Law;

(e)     defend and protect the properties and assets included in the Purchased Assets from infringement or usurpation;

(f)     perform in all material respects its obligations under all Assigned Contracts;

(g)     maintain the Books and Records in accordance with past practice;

(h)     comply in all material respects with all Laws applicable to the conduct of the Business or the ownership and use of the Purchased Assets; and

(i)     not take or permit any action that would cause any of the changes, events or conditions described in Section 4.06 to occur.

Section 6.02     Access to Information. From the date hereof until the Closing, Seller shall (a) afford Buyer and its Representatives full and free access to and the right to inspect all of the assets, premises, Books and Records, Contracts and other documents and data related to the Business; (b) furnish Buyer and its Representatives with such financial, operating and other data and information related to the Business as Buyer or any of its Representatives may reasonably request; and (c) instruct the Representatives of Seller to cooperate with Buyer in its investigation of the Business. Any investigation pursuant to this Section 6.02 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business or any other businesses of Seller. No investigation by Buyer or other information received by Buyer shall operate as a waiver or otherwise affect any representation, warranty or agreement given or made by Seller in this Agreement.

Section 6.03     No Solicitation of Other Bids.

(a)     Seller shall not, and shall not authorize or permit any of its Affiliates or any of their Representatives to, directly or indirectly, solicit, initiate, or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal or the making of any proposal that could reasonably be expected to lead to any Acquisition Proposal, or, subject to Section 6.03(b): (i) conduct or engage in any discussions or negotiations with, disclose any non-public information relating to the Seller or any of its Affiliates to, afford access to the business, properties, assets, books, or records of Seller or any of its Affiliates to, or knowingly assist, participate in, facilitate, or encourage any effort by, any third party that is seeking to make, or has made, any Acquisition Proposal; (ii) except where the Seller Board makes a good faith determination, after consultation with outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of Seller or any of its Affiliates; or (iii) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement, or other Contract relating to any Acquisition Proposal (each, a “Seller Acquisition Agreement”). Except as expressly permitted by this Section 6.03, the Seller Board shall not effect a Seller Adverse Recommendation Change. Seller shall, and shall cause its Affiliates to cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions, or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal and shall use its reasonable best efforts to cause any such third party (or its agents or advisors) in possession of non-public information in respect of Seller or any of its Affiliates that was furnished by or on behalf of Seller and its Affiliates to return or destroy (and confirm destruction of) all such information.

(b)     Notwithstanding Section 6.03(a), prior to the receipt of the Requisite Shareholder Vote, the Seller Board, directly or indirectly through any Representative, may, subject to Section 6.03(c): (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) a bona fide, unsolicited Acquisition Proposal in writing that the Seller Board believes in good faith, after consultation with outside legal counsel and the Seller Financial Advisor, constitutes a Superior Proposal; (ii) thereafter furnish to such third party non-public information relating to Seller or any of its Affiliates pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (a copy of which confidentiality agreement shall be promptly (in all events within 24 hours) provided for informational purposes only to Parent and which may be redacted to the extent necessary to comply with any confidentiality obligations); (iii) following receipt of and on account of a Superior Proposal, make a Seller Adverse Recommendation Change; and/or (iv) take any action that any court of competent jurisdiction orders Seller to take (which order remains unstayed).

(c)     From and after the date of this Agreement, (i) Seller shall advise Parent orally and in writing of the receipt of any Acquisition Proposal, specifying the material terms and conditions thereof and the identity of the party making such Acquisition Proposal, and (ii) Seller shall keep Parent reasonably informed on a current basis with respect to the status and material terms of any such Acquisition Proposal and shall promptly notify Parent of any material modifications to the financial or other material terms and conditions of such Acquisition Proposal, in each case (A) within one Business Day after (but not including ) the date of Seller’s receipt thereof and (B) except to the extent such disclosure would constitute a breach of any confidentiality obligations.

(d)     Notwithstanding the foregoing, at any time prior to the receipt of the Requisite Shareholder Vote, the Seller Board may effect a Seller Adverse Recommendation Change or enter into (or permit any Affiliate to enter into) a Seller Acquisition Agreement, if: (i) Seller promptly notifies Parent, in writing, at least five Business Days (the “Superior Proposal Notice Period”) before making a Seller Adverse Recommendation Change or entering into (or causing any Affiliate to enter into) a Seller Acquisition Agreement, of its intention to take such action with respect to a Superior Proposal, which notice shall state expressly that Seller has received an Acquisition Proposal that the Seller Board intends to declare a Superior Proposal and that the Seller Board intends to effect a Seller Adverse Recommendation Change and/or Seller intends to enter into a Seller Acquisition Agreement; (ii) Seller attaches to such notice the material terms and conditions of the transaction that constitutes such Superior Proposal and the identity of the third party making such Superior Proposal; (iii) Seller shall, and shall cause its Representatives to, during the Superior Proposal Notice Period, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during Superior Proposal Notice Period with respect to such proposal to make such adjustments in the terms and conditions of this Agreement so that the Superior Proposal described in such notice ceases to constitute a Superior Proposal (it being agreed that in the event that, after commencement of the Superior Proposal Notice Period, there is a material revision to the terms of a Superior Proposal, including any revision in price, the Superior Proposal Notice Period shall be extended, if applicable, to ensure at least three Business Days remains in the Superior Proposal Notice Period subsequent to the time Seller notifies Parent of any such material revision (it being understood that there might be multiple extensions)); and (iv) the Seller Board determines in good faith, after consulting with outside legal counsel and the Seller Financial Advisor, that such Acquisition Proposal continues to constitute a Superior Proposal after taking into account any adjustments made by Parent during the Superior Proposal Notice Period in the terms and conditions of this Agreement.

(e)     Nothing contained in this Agreement shall prohibit Seller from complying with Rules 14a-9, 14d-9, 14e-2 and Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder or making any required disclosure to Seller’s shareholders if, in the good faith judgment of the Seller Board, after consultation with its outside legal counsel, the failure to do so would be inconsistent with its fiduciary duties under applicable Law or such disclosure is otherwise required under applicable Law; provided, that this Section 6.03(e) shall not be deemed to permit the Seller Board to change, withdraw, modify or amend the Seller Board Recommendation except to the extent permitted by Sections 6.03(c) - (d). For the avoidance of doubt, in no event shall the issuance of a “stop, look and listen” statement (or other similar statement pursuant to any requirement of applicable Law) constitute a change, withdrawal, modification or amendment of the Seller Board Recommendation under this Agreement.

Section 6.04     Shareholders Meeting; Preparation of Proxy Materials.

(a)     Seller shall take all action necessary to duly call, give notice of, convene, and hold the Seller Shareholders Meeting as soon as reasonably practicable after the date of this Agreement, and, in connection therewith, Seller shall mail the Seller Proxy Statement to the holders of Seller Common Stock in advance of such meeting. Except to the extent that the Company Board shall have effected a Seller Adverse Recommendation Change as permitted by Section 6.03 hereof, the Seller Proxy Statement shall include the Seller Board Recommendation. Subject to Section 6.03 hereof, Seller shall use reasonable best efforts to: (i) solicit from the holders of Seller Common Stock proxies in favor of the adoption of this Agreement; and (ii) take all other actions necessary or advisable to secure the vote of the holders of Seller Common Stock required by applicable Law to obtain such approval. Seller shall not submit any other proposals for approval at the Seller Shareholders Meeting without the prior written consent of Parent. Seller shall keep the Parent Entities updated with respect to proxy results as requested by Parent. Once the Seller Proxy Statement has been filed with the SEC, Seller shall not postpone or adjourn the Seller Shareholders Meeting without the consent of Parent (other than: (A) in order to obtain a quorum of its shareholders; or (B) to allow reasonable additional time after the filing and mailing of any supplemental or amended disclosures to the Seller Proxy Statement for compliance with applicable legal requirements). If the Seller Board makes a Seller Adverse Recommendation Change, it will not alter the obligation of Seller to submit the adoption of this Agreement to the holders of Seller Common Stock at the Seller Shareholders Meeting to consider and vote upon, unless this Agreement shall have been terminated in accordance with its terms prior to the Seller Shareholders Meeting.

(b)     In connection with the Seller Shareholders Meeting as soon as reasonably practicable following the date of this Agreement Seller shall prepare and file the Seller Proxy Statement with the SEC. The Parent Entities and Seller will cooperate and consult with each other in the preparation of the Seller Proxy Statement. Without limiting the generality of the foregoing, each of the Parent Entities will furnish Seller the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Seller Proxy Statement. Seller shall not file the Seller Proxy Statement, or any amendment or supplement thereto, without providing Parent a reasonable opportunity to review and comment thereon (which comments shall be reasonably considered by Seller). Seller shall use its reasonable best efforts to cause the Seller Proxy Statement at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the shareholders of Seller and at the time of the Seller Shareholders Meeting to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. Seller shall use its reasonable best efforts to resolve, and each party agrees to consult and cooperate with the other party in resolving, all SEC comments with respect to the Seller Proxy Statement as promptly as practicable after receipt thereof and to cause the Seller Proxy Statement in definitive form to be mailed to the Seller’s shareholders as promptly as reasonably practicable following filing with the SEC. Seller agrees to consult with parent prior to responding to SEC comments with respect to the preliminary Seller Proxy Statement. Each of the Parent Entities and Seller agree to correct any information provided by it for use in the Seller Proxy Statement which shall have become false or misleading and Seller shall promptly prepare and mail to its shareholders an amendment or supplement setting forth such correction if and as required by applicable SEC rules. Seller shall as soon as reasonably practicable: (i) notify Parent of the receipt of any comments from the SEC with respect to the Seller Proxy Statement and any request by the SEC for any amendment to the Seller Proxy Statement or for additional information; and (ii) provide Parent with copies of all written correspondence between Seller and its Representatives, on the one hand, and the SEC, on the other hand, with respect to the Seller Proxy Statement.

Section 6.05     Disclosure Schedule Updates.  From time to time prior to the Closing, Seller shall promptly supplement or amend the Disclosure Schedules hereto with respect to any matter hereafter arising which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such sections of the Disclosure Schedules. Any disclosure in any such supplement or amendment shall not be deemed to have cured any inaccuracy in or breach of any representation or warranty contained in this Agreement, including for purposes of the indemnification or termination rights contained in this Agreement or of determining whether or not the conditions set forth in Section 7.02 have been satisfied.

Section 6.06     Confidentiality. From and after the Closing, Seller shall, and shall cause its Affiliates to, hold, and shall use its reasonable best efforts to cause its or their respective Representatives to hold, in confidence any and all information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information (a) is generally available to and known by the public through no fault of Seller, any of its Affiliates or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or their respective Representatives from and after the Closing from sources which are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation. If Seller or any of its Affiliates or their respective Representatives are compelled to disclose any information by judicial or administrative process or by other requirements of Law, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information which Seller is advised by its counsel in writing is legally required to be disclosed, provided that Seller shall use reasonable best efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.07     Non-Competition; Non-Solicitation.

(a)     For a period of three years commencing on the Closing Date (the “Restricted Period”), Seller shall not, and shall not permit any of the Restricted Persons to, directly or indirectly (except for the benefit of the Buyer or its Affiliates, including in connection with any obligations under the Co-Pack Agreement), (i) engage in or assist others in engaging in the Restricted Business in the Territory; (ii) have an interest in any Person that engages directly or indirectly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, trustee or consultant; or (iii) cause, induce or encourage any material actual or prospective client, customer, supplier or licensor of the Business (including any existing or former client or customer of Seller and any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship. Notwithstanding the foregoing, Seller may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller is not a controlling Person of, or a member of a group which controls, such Person and does not, directly or indirectly, own 5% or more of any class of securities of such Person.

(b)     Seller acknowledges that a breach or threatened breach of this Section 6.07 would give rise to irreparable harm to Buyer, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Buyer shall, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(c)     Seller acknowledges that the restrictions contained in this Section 6.07 are reasonable and necessary to protect the legitimate interests of Buyer and constitute a material inducement to Buyer to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 6.07 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law. The covenants contained in this Section 6.07 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.08	Governmental Approvals and Consents.

(a)     Each party hereto shall, as promptly as possible, (i) make, or cause or be made, all filings and submissions required under any Law applicable to such party or any of its Affiliates; and (ii) use reasonable best efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the Ancillary Documents. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)     Seller and Buyer shall use reasonable best efforts to give all notices to, and obtain all consents from, all third parties that are described in Section 4.03 of the Disclosure Schedules.

Section 6.09     Books and Records.

(a)     In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of five years after the Closing, Buyer shall:

(i)     retain the Books and Records relating to periods prior to the Closing in a manner reasonably consistent with the prior practices of Seller; and

(ii)     upon reasonable notice, afford the Seller’s Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b)     In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of five years following the Closing, Seller shall:

(i)     retain the books and records (including personnel files) of Seller which relate to the Business and its operations for periods prior to the Closing; and

(ii)     upon reasonable notice, afford the Buyer’s Representatives reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such books and records.

(c)     Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.09 where such access would violate any Law.

Section 6.10     Closing Conditions. From the date hereof until the Closing, each party hereto shall use reasonable best efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in ARTICLE VII hereof.

Section 6.11     Public Announcements. Unless otherwise required by applicable Law or stock exchange requirements (based upon the reasonable advice of counsel), no party to this Agreement shall make any public announcements in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the other party (which consent shall not be unreasonably withheld or delayed), and the parties shall cooperate as to the timing and contents of any such announcement.

Section 6.12     Wrong Pockets. From and after the Closing, if Seller or any of its Affiliates receives or collects any funds relating to any Purchased Asset, Seller or its Affiliate shall remit such funds to Buyer within five Business Days after its receipt thereof. From and after the Closing, if Buyer or its Affiliate receives or collects any funds relating to any Excluded Asset, Buyer or its Affiliate shall remit any such funds to Seller within five Business Days after its receipt thereof.

Section 6.13     Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Ancillary Documents (other than the Co-Pack Agreement) shall be borne and paid by Seller when due. Seller shall, at its own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Buyer shall cooperate with respect thereto as necessary).

Section 6.14     Tax Clearance Certificate. Seller shall request a Certificate of Compliance from the Florida Department of Revenue prior to the Closing Date covering the Purchased Assets (a “Tax Clearance Certificate”) and furnish a copy thereof to Buyer upon receipt. If the Florida Department of Revenue asserts that Seller is liable for any Tax related to the Purchased Assets, Seller shall, unless it elects to contest such asserted liability in appropriate proceedings, promptly pay any and all such amounts and shall provide evidence to the Buyer that such liabilities have been paid in full or otherwise satisfied.

Section 6.15     Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the Ancillary Documents. Effective on the Closing Date, to the extent permitted by applicable Law, Seller hereby appoints Buyer as its true and lawful attorney-in-fact, with full power of substitution: (A) to demand and receive from time to time any and all of the Purchased Assets and to make endorsements and give receipts and releases for and in respect of the same and any part thereof; (B) to institute, prosecute, compromise and settle any and all Actions that Buyer may deem proper in order to collect, assert or enforce any claim, right or title of any kind in or to the Purchased Assets; (C) to defend or compromise any or all Actions in respect of any of the Purchased Assets or the Business, to the extent the same involve Assumed Liabilities; and (D) to do all such acts and things in relation to the matters set forth in the preceding clauses (A) through (C) as Buyer shall reasonably determine to be desirable; provided, however, that if any of the actions authorized by this Section could reasonably be expected to result in a claim for indemnification by Buyer against Seller, then Buyer shall not take any such actions without complying with the procedures set forth in Article VIII of this Agreement. Seller hereby acknowledges that the appointment hereby made and the powers hereby granted are coupled with an interest and are not and shall not be revocable by it in any manner or for any reason and shall survive the dissolution or insolvency of Seller.

Section 6.16     Limited License to Paradise Name. In partial consideration for the sale of the Purchased Assets as provided in this Agreement, Buyer grants to Seller, subject to the Closing and effective as of the Closing Date, a royalty-free, fully paid-up, non-exclusive, worldwide, irrevocable, non-transferable right and license to use the name “Paradise” in connection with the non-Business operations and business activities of Seller (including the wind down of Seller’s plastic segment and the sale of the Excluded Assets). The term of such license shall commence as of the Closing Date until the earlier of (i) the date that is two (2) years after the Closing Date, and (i) the date that a controlling interest of the Seller’s equity securities are sold or otherwise transferred to an independent third party acquiror.

ARTICLE VII
Conditions to closing

Section 7.01     Conditions to Obligations of All Parties. The obligations of each Party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)     No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order which is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

(b)     No Action shall have been commenced against Buyer or Seller, which would reasonably be expected to prevent the Closing.

Section 7.02     Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)     Other than the representations and warranties of Seller contained in Section 4.01(a), Section 4.02, Section 4.08 and Section 4.14, the representations and warranties of Seller contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects), except where the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect. The representations and warranties of Seller contained in Section 4.01(a), Section 4.02, and Section 4.14 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Seller contained in Section 4.08 shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all material respects).

(b)     Seller shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date; provided, that, with respect to agreements, covenants and conditions that are qualified by materiality, Seller shall have performed such agreements, covenants and conditions, as so qualified, in all respects.

(c)     All approvals, consents and waivers that are listed on Section 4.03 of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Buyer at or prior to the Closing.

(d)     From the date of this Agreement, there shall not have occurred any Material Adverse Effect, nor shall any event or events have occurred that, individually or in the aggregate, with or without the lapse of time, would reasonably be expected to result in a Material Adverse Effect.

(e)     Seller shall have delivered to Buyer duly executed counterparts to the Ancillary Documents and such other documents and deliveries set forth in Section 3.02(a).

(f)     (i) All Encumbrances relating to the Purchased Assets shall have been released in full, other than Permitted Encumbrances, and Seller shall have delivered to Buyer written evidence, in form satisfactory to Buyer in its sole discretion, of the release of such Encumbrances, or (ii) Seller shall have delivered a payoff letter with respect to any indebtedness which is secured by an Encumbrance.

(g)     Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied (the “Seller Closing Certificate”).

(h)     The Requisite Shareholder Vote shall have occurred.

(i)     Seller shall have delivered to Buyer such other documents or instruments as Buyer reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.03     Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)     Other than the representations and warranties of Buyer contained in Section 5.01, Section 5.02 and Section 5.04, the representations and warranties of Buyer contained in this Agreement, the Ancillary Documents and any certificate or other writing delivered pursuant hereto shall be true and correct in all material respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date in all respects). The representations and warranties of Buyer contained in Section 5.01, Section 5.02 and Section 5.04 shall be true and correct in all respects on and as of the date hereof and on and as of the Closing Date with the same effect as though made at and as of such date.

(b)     Buyer shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement and each of the Ancillary Documents to be performed or complied with by it prior to or on the Closing Date.

(c)     Buyer shall have delivered to Seller duly executed counterparts to the Ancillary Documents and such other documents and deliveries set forth in Section 3.02(b).

(d)     Buyer shall have delivered the Escrow Amount to the Escrow Agent pursuant to Section 3.02(c).

(e)     Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied (the “Buyer Closing Certificate”).

(f)     The Requisite Shareholder Vote shall have occurred.

(g)     Buyer shall have delivered to Seller such other documents or instruments as Seller reasonably requests and are reasonably necessary to consummate the transactions contemplated by this Agreement.

ARTICLE VIII
Indemnification

Section 8.01     Survival. The representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is six (6) months from the Closing Date; provided, that the representations and warranties in Section 4.01(a), Section 4.02, Section 4.08, Section 4.14 (collectively, the “Seller Fundamental Representations”), Section 5.01, Section 5.02 and Section 5.04 (the “Buyer Fundamental Representations”) shall survive indefinitely. All covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02     Indemnification By Seller. Subject to the other terms and conditions of this ARTICLE VIII, Seller shall indemnify and defend each of Buyer and its Affiliates and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by the Buyer Indemnitees arising out of or by reason of:

(a)     any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement, the Ancillary Documents or in any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)     any breach of any covenant, agreement or obligation to be performed by Seller pursuant to this Agreement, the Ancillary Documents or any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement; or

(c)     any Excluded Asset or any Excluded Liability.

Section 8.03     Indemnification By Buyer. Subject to the other terms and conditions of this ARTICLE VIII, Buyer shall indemnify and defend each of Seller and its Affiliates and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by the Seller Indemnitees arising out of or by reason of:

(a)     any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or in any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)     any breach of any covenant, agreement or obligation to be performed by Buyer pursuant to this Agreement; or

(c)     any Assumed Liability.

Section 8.04     Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a)     Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) exceeds $100,000.00 (the “Deductible”), in which event Seller shall be required to pay or be liable for all such Losses in excess of the Deductible. The aggregate amount of all Losses for which Seller shall be liable pursuant to Section 8.02(a) shall not exceed $1,000,000.00 (the “Cap”).

(b)     Buyer shall not be liable to the Seller Indemnitees for indemnification under Section 8.03(a) until the aggregate amount of all Losses in respect of indemnification under Section 8.03(a) exceeds the Deductible, in which event Buyer shall be required to pay or be liable for all such Losses in excess of the Deductible. The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 8.03(a) shall not exceed the Cap.

(c)     Notwithstanding the foregoing, the limitations set forth in Section 8.04(a) and Section 8.04(b) shall not apply to Losses arising out of or by reason of any inaccuracy in or breach of any Seller Fundamental Representation or Buyer Fundamental Representation.

(d)     For purposes of this ARTICLE VIII, any inaccuracy in or breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar materiality qualification contained in or otherwise applicable to such representation or warranty, except that such materiality scrape shall not apply to Section 4.04, Section 4.05 or Section 4.06(a).

(e)     Each Indemnified Party shall take, and cause its Affiliates to take, all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

(f)     In addition to the Cap, the aggregate amount of all Losses arising out of or by reason of any breach of any Seller Fundamental Representation or Buyer Fundamental Representation shall not exceed the Purchase Price.

(g)     Any indemnification obligation under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such obligation constituting a breach of more than one representation, warranty, covenant or agreement hereunder.

(h)     No Buyer Indemnitee shall be entitled to receive indemnification for any item of Loss to the extent such item is included in the Purchase Price adjustment calculations under Section 2.06.

Section 8.05     Indemnification Procedures. The party making a claim under this ARTICLE VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this ARTICLE VIII is referred to as the “Indemnifying Party”.

(a)     Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that if the Indemnifying Party is Seller, such Indemnifying Party shall not have the right to defend or direct the defense of any such Third Party Claim that (x) is asserted directly by or on behalf of a Person that is a supplier or customer of the Business, or (y) seeks an injunction or other equitable relief against the Indemnified Party. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to Section 8.05(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. The fees and disbursements of such counsel shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, (A) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party; or (B) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to the Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required. If the Indemnifying Party elects not to compromise or defend such Third Party Claim, fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, or fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.05(b), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.06) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)     Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b). If a firm offer is made to settle a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third Party Claim, the Indemnifying Party may settle the Third Party Claim upon the terms set forth in such firm offer to settle such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed).

(c)     Direct Claims. Any Action by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 days after the Indemnified Party becomes aware of such Direct Claim. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 45 days after its receipt of such notice to respond in writing to such Direct Claim. The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 45 day period, the Indemnifying Party shall be deemed to have accepted such claim.

Section 8.06     Payments; Escrow Fund.

(a)     Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this ARTICLE VIII, the Indemnifying Party shall satisfy its obligations within 15 Business Days of such final, non-appealable adjudication by wire transfer of immediately available funds. The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such 15 Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to but excluding the date such payment has been made at a rate per annum equal to 7%. Such interest shall be calculated daily on the basis of a 365 day year and the actual number of days elapsed.

(b)     Any Losses payable to a Buyer Indemnitee pursuant to this ARTICLE VIII shall be satisfied: (i) from the Escrow Fund; and (ii) to the extent the amount of Losses exceeds the amounts available to the Buyer Indemnitee in the Escrow Fund, from Seller.

(c)     Payments by an Indemnifying Party pursuant to this ARTICLE VIII shall be (i) limited to the amount of any Loss that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by the Indemnified Party in respect of any such claim, and (ii) reduced by an amount equal to any Tax benefit realized or reasonably expected to be realized as a result of such Loss by the Indemnified Party.

Section 8.07     Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08     Exclusive Remedies. Subject to Section 2.06, Section 6.07 and Section 10.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to the indemnification provisions set forth in this ARTICLE VIII. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this ARTICLE VIII. Nothing in this Section 8.08 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any party’s fraudulent, criminal or intentional misconduct.

ARTICLE IX
Termination

Section 9.01     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)     by the mutual written consent of Seller and Buyer;

(b)     by Buyer by written notice to Seller:

(i)     if there shall have been a breach of any representation, warranty, covenant, or agreement on the part of Seller set forth in this Agreement such that the conditions to the Closing set forth in Section 7.02(a) or Section 7.02(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided that Buyer shall have given Seller at least 30 days written notice prior to such termination stating Buyer’s intention to terminate this Agreement pursuant to this Section 9.01(b)(i); provided further, that Buyer shall not have the right to terminate this Agreement pursuant to this Section 9.01(b)(i) if Buyer is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(ii)     if (I) a Seller Adverse Recommendation Change shall have occurred, or (II) the Seller shall have breached or failed to perform in any material respect any of its covenants and agreements set forth in Section 6.03 or Section 6.04(a);

(c)     by Seller by written notice to Buyer if:

(i)     if there shall have been a breach of any representation, warranty, covenant or agreement on the part of Parent or Buyer set forth in this Agreement such that the conditions to the Closing set forth in Section 7.03(a) or Section 7.03(b), as applicable, would not be satisfied and, in either such case, such breach is incapable of being cured by the End Date; provided, that Seller shall have given Buyer at least 30 days written notice prior to such termination stating Seller’s intention to terminate this Agreement pursuant to this Section 9.01(c)(i); provided further, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(c)(i) if Seller is then in material breach of any representation, warranty, covenant, or obligation hereunder, which breach has not been cured; or

(ii)     if prior to the receipt of the Requisite Shareholder Vote at the Seller Shareholders Meeting, the Seller Board authorizes Seller, in full compliance with the terms of this Agreement, including Section 6.03 hereof, to enter into a Seller Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal, provided, that Seller shall have paid any amounts due pursuant to Section 9.02(b) hereof in accordance with the terms, and at the times, specified therein; and provided further, that in the event of such termination, Seller substantially concurrently enters into such Seller Acquisition Agreement; or

(d)     by Buyer or Seller in the event that:

(i)     the transactions contemplated by this Agreement have not been consummated on or before August 13, 2019 (the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(d)(i) shall not be available to any party whose breach of any representation, warranty, covenant, or agreement set forth in this Agreement has been the cause of, or resulted in, the failure of the transactions contemplated by this Agreement to be consummated on or before the End Date;

(ii)     there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited;

(iii)     any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; provided, however, that the right to terminate this Agreement pursuant to this Section 9.01(d)(iii) shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such Governmental Order; or

(iv)     this Agreement has been submitted to the Seller shareholders for approval at a duly convened Seller Shareholders Meeting and the Requisite Shareholder Vote shall not have been obtained at such meeting (including any adjournment or postponement thereof).

Section 9.02     Fees and Expenses Following Termination.

(a)     If this Agreement is terminated by Buyer pursuant to Section 9.01(b)(ii), then Seller shall pay to Buyer (by wire transfer of immediately available funds), within two Business Days after such termination, a fee in an amount equal to the Termination Fee.

(b)     If this Agreement is terminated by Seller pursuant to Section 9.01(c)(ii), then Seller shall pay to Buyer (by wire transfer of immediately available funds), at or prior to such termination, the Termination Fee.

(c)     If this Agreement is terminated: (i) by Buyer pursuant to Section 9.01(b)(i), provided, that the Requisite Shareholder Vote shall not have been obtained at the Seller Shareholders Meeting (including any adjournment or postponement thereof); or (ii) by Buyer or Seller pursuant to (A) Section 9.01(d)(i) hereof and provided, that the Requisite Shareholder Vote shall not have been obtained at the Seller Shareholders Meeting (including any adjournment or postponement thereof), or (B) Section 9.01(d)(iv) hereof. Additionally, in the case of clauses (i) and (ii) immediately above: (1) prior to such termination (in the case of termination pursuant to Section 9.01(d)(i) or Section 9.01(b)(i)) or the Seller Shareholders Meeting (in the case of termination pursuant to Section 9.01(d)(iv)), an Acquisition Proposal shall (x) in the case of a termination pursuant to Section 9.01(d)(i) or Section 9.01(d)(iv), have been publicly disclosed and not withdrawn, or (y) in the case of a termination pursuant to Section 9.01(b)(i), have been publicly disclosed or otherwise made or communicated to Seller or the Seller Board and not withdrawn, and (2) within 12 months following the date of such termination of this Agreement Seller shall have entered into a definitive agreement with respect to any Acquisition Proposal, or any Acquisition Proposal shall have been consummated (in each case whether or not such Acquisition Proposal is the same as the original Acquisition Proposal made, communicated, or publicly disclosed), then in any such event Seller shall pay to Buyer (by wire transfer of immediately available funds), immediately prior to and as a condition to consummating such transaction, the Termination Fee (it being understood for all purposes of this Section 9.02(c), all references in the definition of Acquisition Proposal to a “material portion” shall be deemed to be references to the sale of “more than 50%” instead). If a Person (other than Buyer or Parent) makes an Acquisition Proposal that has been publicly disclosed and subsequently withdrawn prior to such termination or the Seller Shareholders Meeting, as applicable, and, within 12 months following the date of the termination of this Agreement, such Person or any of its controlled Affiliates makes an Acquisition Proposal that is publicly disclosed, such initial Acquisition Proposal shall be deemed to have been “not withdrawn” for purposes of clauses (x) and (y) of this paragraph (c).

(d)     Seller acknowledges and hereby agrees that the provisions of this Section 9.02 are an integral part of the transactions contemplated by this Agreement and that, without such provisions, Buyer would not have entered into this Agreement.

(e)     In the event that Buyer shall receive the Termination Fee, notwithstanding anything to the contrary in this Agreement, the receipt of such fee shall be deemed to be liquidated damages and the exclusive remedy for any breach and any and all losses or damages suffered or incurred by Parent, Buyer, any of their respective Affiliates in connection with this Agreement (and the termination or breach hereof) or any matter forming the basis for such termination, and none of the Parent, Buyer, any of their respective Affiliates or any other person shall be entitled to bring or maintain any other claim, action or proceeding against Seller or any of its Affiliates arising out of this Agreement or any matters forming the basis for such termination, whether for damages or specific performance of this Agreement. In no event will the Company be required to pay the Termination Fee on more than one occasion.

Section 9.03     Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)     as set forth in this ARTICLE IX and Section 6.06 and ARTICLE X hereof; and

(b)     that nothing herein shall relieve any party hereto from liability for any willful breach of any provision hereof.

For greater certainty, if the Buyer does not close the transaction contemplated hereby in circumstances in which all of the closing conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing), such event shall be deemed to be a willful breach of this Agreement by the Buyer.

ARTICLE X
Miscellaneous

Section 10.01     Expenses. Except as otherwise expressly provided herein, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred.

Section 10.02     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.02):

If to Seller:	Paradise, Inc. 1200 W. Dr. Martin Luther King, Jr. Boulevard Plant City, Florida 33563 E-mail: rgordon@paradisefruitco.com Attention: Randy S. Gordon, President and CEO
with a copy to:	Hill Ward Henderson 101 East Kennedy Boulevard, Suite 3700 Tampa, Florida 33602 E-mail: Dave.Felman@hwhlaw.com Attention: David S. Felman
If to Buyer:	Seneca Foods Corporation 3736 South Main Street Marion, New York 14505 E-mail: jexner@senecafoods.com Attention: John D. Exner
with a copy to:	Bond, Schoeneck & King, PLLC 200 Delaware Avenue, Suite 900 Buffalo, New York 14202 E-mail: mdonlon@bsk.com Attention: Michael C. Donlon

Section 10.03     Interpretation. For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole. Unless the context otherwise requires, references herein: (x) to Articles, Sections, Disclosure Schedules and Exhibits mean the Articles and Sections of, and Disclosure Schedules and Exhibits attached to, this Agreement; (y) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

Section 10.04     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

Section 10.05     Severability. If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Except as provided in Section 6.07(c), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section 10.06     Entire Agreement. This Agreement and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter. In the event of any inconsistency between the statements in the body of this Agreement and those in the Ancillary Documents, the Exhibits and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

Section 10.07     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller, assign all or any portion of its rights under this Agreement to one or more of its direct or indirect wholly-owned subsidiaries. No assignment shall relieve the assigning party of any of its obligations hereunder.

Section 10.08     No Third-party Beneficiaries. Except as provided in ARTICLE VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 10.09     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.10     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)     This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction).

(b)     ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY MAY BE INSTITUTED IN THE DELAWARE COURT OF CHANCERY, OR IN THE EVENT (BUT ONLY IN THE EVENT) THAT SUCH COURT DOES NOT HAVE SUBJECT MATTER JURISDICTION OVER SUCH ACTION OR PROCEEDING, IN THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA OR THE OTHER COURTS OF THE STATE OF DELAWARE, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURTS IN ANY SUCH SUIT, ACTION OR PROCEEDING. SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT. THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURTS AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)     EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT OR THE ANCILLARY DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.10(c).

Section 10.11     Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

Section 10.12     Payment Guarantee by and Representations of Parent.

(a)     Parent hereby irrevocably and unconditionally guarantees the due and punctual payment of all amounts due and payable by Buyer pursuant to Section 3.02(b)(i), Section 3.02(c) and Section 2.06 as and when due and payable. The foregoing notwithstanding, Parent may assert as a defense to such payment any defense to any such payment that Buyer could assert pursuant to the terms of this Agreement. Parent acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the guarantees and waivers of Parent set forth herein are knowingly made in contemplation of such benefits. The guaranty of Parent herein is one of payment, not collection, and a separate action or actions may be brought and prosecuted against Parent to enforce such guaranty, irrespective of whether any action is brought against Buyer. Parent expressly and irrevocably waives all suretyship defenses, all defenses on the basis of promptness, diligence, notice of acceptance hereof, presentment, demand for payment, notice of non-performance, default, dishonor, protest and all other notices of any kind, and all defenses which may be available by virtue of any valuation, stay, moratorium or other similar law now or hereafter in effect, and any right to require the marshaling of assets; provided, however, Parent expressly reserves any rights of set-off or counterclaims and any other defenses that Buyer may have under the terms of this Agreement.

(b)     Parent is a corporation duly organized and validly existing under the Laws of the State of New York. Parent has full corporate power and authority to enter into and to perform its obligations under this Agreement. The execution and delivery of this Agreement by Parent and the consummation by Parent of the transactions contemplated by this Agreement have been duly authorized by all requisite corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and (assuming due authorization, execution and delivery by Seller), constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms. As of the date of this Agreement, Parent directly or indirectly owns 100% of the issued and outstanding capital stock of Buyer. The execution, delivery and performance of this Agreement by Parent do not and will not, constitute or result in (i) a breach or violation of, or a default under, the certificate of incorporation or by-laws of Parent, or (ii) conflict with or violate any Law applicable to Parent or any of its properties of assets, except in the case of clause (ii) as would not prevent, materially delay or materially impair Parent’s ability to perform its obligations under this Agreement.

(c)     Except for the express written representations and warranties made by Parent in this Agreement, Parent does not make any express or implied representation or warranty with respect to itself, any of its Affiliates (other than Buyer) or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement. Parent expressly disclaims any such other representations or warranties, and Seller acknowledges and agrees that none of Seller or its Affiliates or Representatives has relied on or are relying on any representations or warranties regarding Parent, other than the express written representations and warranties expressly set forth in this Section 10.12.

Section 10.13     Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARADISE, INC.
By/s/ Randy S. Gordon Name:Randy S. Gordon Title: President and Chief Executive Officer
GRAY & COMPANY
By/s/ Timothy J. Benjamin Name: Timothy J. Benjamin Title: Treasurer
SENECA FOODS CORPORATION (for purposes of Section 10.12 hereof only)
By/s/ Timothy J. Benjamin Name: Timothy J. Benjamin Title: Chief Financial Officer and Treasurer